U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 4
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   CHOKEY, JAMES A.
   3600 South Lake Drive
   St. Francis, WI  53235
   US
2. Issuer Name and Ticker or Trading Symbol
   HARNISCHFEGER INDUSTRIES, INC.
   HPH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   4/7/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President for Law & Governmental Affairs

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
COMMON STOCK               |--    |--  |-|--                |-- |--         |1,000              |D     |                           |
                           |      |    |-|                  |   |           |                   |      |                           |
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COMMON STOCK               |12/26/|A   |V|3,493             |A  |31.336     |                   |      |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |1/6/98|A   |V|12                |A  |28.172     |                   |      |                           |
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COMMON STOCK               |4/7/98|A   |V|15                |A  |24.047     |3,520              |I     |(1)                        |
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COMMON STOCK               |12/26/|A   |V|9,168             |A  |41.780     |                   |      |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |1/6/98|A   |V|24                |A  |37.563     |                   |      |                           |
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COMMON STOCK               |4/7/98|A   |V|29                |A  |32.063     |9,221              |I     |(2)                        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Empl. Stock Options (R|$40.00  |     |    | |           |   |10/8/|4/8/0|Common Stock|3,000  |       |3,000       |D  |--          |
ights to Buy)(3)      |        |     |    | |           |   |96-99|6    |            |       |       |            |   |            |
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Empl. Stock Options (R|$37.88  |     |    | |           |   |4/13/|10/13|Common Stock|3,500  |       |3,500       |D  |--          |
ights to Buy)(3)      |        |     |    | |           |   |97-00|/06  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Held in "rabbi" trust pursuant to the Harnischfeger Industries, Inc. ("HII") Executive Incentive Plan. Acquisition of shares under the Plan's annual allocation and dividend reinvestment features. (2) Held in "rabbi" trust pursuant to the HII Supplemental Retirement and Stock Funding Plan.
Acquisition of shares under the Plan's annual allocation and automatic dividend reinvestment features. (3) Options granted under the HII 1988
Incentive Stock Plan and the 1996 Stock Incentive Plan. Options under the plans become exercisable in 25% increments at four 12 month intervals commencing 6 months from the date of grant and expire 10 years after the date of grant.
SIGNATURE OF REPORTING PERSON
                  /s/  James A. Chokey
DATE
5/15/98